1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date July 11, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) OVERSEAS REGULATORY ANNOUNCEMENT
This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

In accordance with the requirements of China Securities Regulatory Commission, Aluminum Corporation of China Limited (the "Company") has published the following relating to the corporate governance of the Company, namely, the "Self-examination Report and Reform Plan of Aluminum Corporation of China Limited" and the "Self-examination Study Relating to Strengthening the Corporate Governance Activities of Aluminum Corporation of China Limited" on the website of the Shanghai Stock Exchange on 11 July 2007 (www.sse.com.cn). The Chinese version of these documents will be posted on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) on 11 July 2007.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board Aluminum Corporation of China Limited* Liu Qiang Company Secretary

Beijing, the PRC
10 July 2007

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan. Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr.Helmut Wieser (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zuoyuan (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary